ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08053596

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-24948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

Items 1-3. The Park View Federal Savings Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS

PARK VIEW FEDERAL SAVINGS BANK
401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2007

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Park View Federal Savings Bank 401(k) Plan
Solon, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the PARK VIEW FEDERAL SAVINGS BANK 401(k) PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Park View Federal Savings Bank 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meaden & Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

May 30, 2008
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	December 31 2007	December 31 2006
ASSETS		
Investments:		
Frontier Trust Interest-bearing cash	$ 31	$ 249
Merrill Lynch Retirement Preservation Trust	580,053	583,557
MFS Government Securitites Fund Class R	51,983	28,351
BlackRock Bond Fund R	-	10,217
BlackRock High Yield Bond Fund R	138,443	-
BlackRock Balanced Capital Fund R	356,357	339,306
BlackRock Global Allocation Fund Cl R	259,298	214,994
BlackRock Large Cap Growth Fund R	52,971	34,874
American Funds AMCAP Fund R2	236,139	217,066
BlackRock Basic Value Fund Class R	163,447	133,082
ALLIANZ CCM Mid Cap	-	14,764
BlackRock Mid Cap Value Fund R	36,588	24,947
BlackRock Small/Mid-Cap Growth	-	7,181
BlackRock High Yield Bond Portfolio R	-	126,671
BlackRock Value Opportunities R	169,062	163,724
American Funds EuroPacific Growth R2	252,730	153,402
Nationwide Investor Destinations Conservative Fund R	53,477	37,777
Nationwide Investor Destination Moderate Aggressive Fund	183,567	103,758
Nationwide Investor Destination Aggressive Fund	42,353	31,336
BlackRock S&P 500 Index Class A	41,696	6,841
BlackRock Global Tech Fund R	-	63,728
BlackRock Total Return Fund	20	-
Alger Small Cap Inst Portfolio R	11,864	-
AIM Capital Development Fund Class R	13,247	-
Delaware Diversified Income Fund Class R	14,207	-
Seligman Communications & Info Fund Class R	64,131	-
GM MFS Government Securities Fund Class R	103,245	78,641
GM ML Retirement Preservation Trust	59,199	51,797
GM BlackRock Basic Value Fund Class R	131,769	90,658
GM BlackRock Bond Fund	-	86,324
GM BlackRock Mid Cap Value Opportunities R	39,599	29,551
GM BlackRock Value Opportunities R	31,059	20,253
GM Pimco CCM Mid Cap	-	21,871
GM American Funds AMCAP Fund R2	102,670	67,777
GM American Funds EuroPacific Growth R2	125,448	82,095
GM BlackRock Small/Mid-Cap Growth	-	12,862

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	December 31 2007	December 31 2006
GM BlackRock Total Return Fund	**51**	-
GM Alger Small Cap Inst Portfolio R	**19,649**	-
GM AIM Capital Development Fund Class R	**31,640**	-
GM Delaware Diversified Income Fund Class R	**116,728**	-
PVF Capital Corp. Stock	**2,397,926**	2,216,966
Total Investments	**5,880,616**	5,054,371
Total Assets	**5,880,647**	5,054,620
LIABILITIES	-	-
Net Assets Available for Benefits (at Fair Value)	**5,880,647**	5,054,620
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**5,924**	11,297
Net Assets Available for Benefits (at Contract Value)	**$ 5,886,571**	$ 5,065,917

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Park View Federal Savings Bank
401(k) Plan

	Year Ended December 31	
	2007	2006
Additions to Net Assets Attributed to:		
Contributions:		
Employer	**$ 121,625**	$ 122,760
Employee	**504,889**	482,021
Rollover	**21,080**	6,821
	647,594	611,602
Interest and dividend income	**141,737**	115,286
Net realized / unrealized gain on investments	**232,688**	190,675
Total Additions	**1,022,019**	917,563
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**201,365**	331,145
Administrative expenses	**-**	4,515
Total Deductions	**201,365**	335,660
Net Increase	**820,654**	581,903
Net Assets Available for Benefits:		
Beginning of Year	**5,065,917**	4,484,014
End of Year	**$ 5,886,571**	$ 5,065,917

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Park View Federal Savings Bank
401(k) Plan

1 Description of Plan

The following description of The Park View Federal Savings Bank 401(k) Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began January 1, 1994, is a defined contribution plan covering all employees of Park View Federal Savings Bank (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective April 1, 2007. This Amendment excluded fringe benefits from the definition of "compensation" for purposes of Employer Profit Sharing Contributions, Elective Deferrals and Matching Contributions.

Eligibility:

All employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the Plan.

Contributions:

Cash or Deferred Option [401(k)] - Participants may elect 1% to 50% of their compensation to be contributed to the Plan by the Company.

Employer Contributions - The Company makes contributions to each eligible participant's account by matching up to 50% of the first 4% contributed by the Participant for the Plan year.

Qualified Non-Elective Contributions - The Company may also make a qualified non-elective contribution on a discretionary basis. This additional contribution, if any, will be allocated to only Non-highly Compensated Participants in proportion to each eligible Employee's Compensation as a ratio of all eligible Employees' Compensation.

Profit Sharing Contributions - The Company may also make a profit sharing contribution at its discretion. Such additional contributions, if any, shall be allocated to each Participant in proportion to his or her compensation for the Plan year.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

1 Description of Plan, Continued

Participants' Accounts:

401(k) Accounts - Each participant's account is credited with the participant's elective contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan. Participants are vested in Company contributions and Company profit sharing contributions according to the following schedule:

Years of Service	%
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Forfeitures:

Forfeitures were used to reduce 2007 Employer Contributions to the Plan. Financial statement presentation includes an addition to Employer Contributions and a deduction to Benefits paid to participants for approximately $22,818 which were forfeitures utilized in 2007. Forfeitures outstanding at December 31, 2007 and 2006, were $6,890 and $22,513, respectively.

Participants' Loans:

Participant loans are not permitted under the Plan.

1 Description of Plan, Continued

Other Plan Provisions:

Normal retirement age is 65, however, a participant may elect early retirement on or after age 60 with six years of completed service. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant may elect to receive a lump-sum amount equal to the value of the vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive a lump-sum distribution. Benefits are recorded when paid.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2 Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's transactions are reported on the accrual basis of accounting. Marketable securities are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan's investment broker. Money market funds are stated at cost which approximates market value. Shares of Company common stock are stated at fair value as measured by quoted market prices.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2 Summary of Significant Accounting Policies, Continued

Reporting of Fully Benefit-Responsive Investment Contracts:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value is based on various valuation approaches dependent on the under-lying investments on the contracts.

Administrative Fees:

Certain professional fees of the Plan were paid on behalf of the Plan by Park View Federal Savings Bank.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Concentration of Credit Risks:

Approximately 41% and 44% of the Plan's assets were invested in PVF Capital Corp. common stock as of December 31, 2007 and 2006, respectively.

2 Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan's investments include investments in mutual funds and common stock with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current years presentation.

3 Tax Status

On November 27, 2001, the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue code. The Plan has been amended; however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4 Investments

Investments which constitute more than 5% of the Plan's net assets are:

	2007	2006
Merrill Lynch Retirement Preservation Trust	**$ 580,053**	$ 583,557
BlackRock Balanced Capital Fund R	**$ 356,357**	$ 339,306
PVF Capital Corp. Stock	**$ 2,397,926**	$ 2,216,966

5 Party-in-Interest Transactions

The Plan invests in Company stock, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

6 Benefit Responsive Investment Contract

The Plan has entered into a benefit-responsive investment contract with Merrill Lynch. Merrill Lynch maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Merrill Lynch, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent. Such interest rates are reset at least quarterly.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), or (2) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit Merrill Lynch to terminate the agreement prior to the scheduled maturity date.

Average yields:	**2007**	2006
Based on Actual Earnings	**5.50%**	5.57%
Based on interest rate credited to participants	**5.12%**	4.95%

7 Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosure about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 will not impact the amounts reported in the financial statement, however, additional disclosures will be required to describe the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

8 Subsequent Events

The Plan was amended effective January 1, 2008, to comply with tax regulations under Section 411(d)(6) and Section 415 of the Internal Revenue Code.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i

Park View Federal Savings Bank
401(k) Plan

EIN 13-5565207
Plan Number 002

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Frontier Trust Interest-bearing cash	Money Market Fund	N/A	$ 31
^^,*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	N/A	585,428
	MFS Government Securitites Fund Class R	Mutual Fund	N/A	51,983
	BlackRock High Yield Bond Fund R	Mutual Fund	N/A	138,443
	BlackRock Balanced Capital Fund R	Mutual Fund	N/A	356,357
	BlackRock Global Allocation Fund Cl R	Mutual Fund	N/A	259,298
	BlackRock Large Cap Growth Fund R	Mutual Fund	N/A	52,971
	American Funds AMCAP Fund R2	Mutual Fund	N/A	236,139
	BlackRock Basic Value Fund Class R	Mutual Fund	N/A	163,447
	BlackRock Mid Cap Value Fund R	Mutual Fund	N/A	36,588
	BlackRock Value Opportunities R	Mutual Fund	N/A	169,062
	American Funds EuroPacific Growth R2	Mutual Fund	N/A	252,730
	Nationwide Investor Destinations Conservative Fund R	Mutual Fund	N/A	53,477
	Nationwide Investor Destination Moderate Aggressive Fund	Mutual Fund	N/A	183,567
	Nationwide Investor Destination Aggressive Fund	Mutual Fund	N/A	42,353
	BlackRock S&P 500 Index Class A	Mutual Fund	N/A	41,696
	BlackRock Total Return Fund	Mutual Fund	N/A	20
	Alger Small Cap Inst Portfolio R	Mutual Fund	N/A	11,864
	AIM Capital Development Fund Class R	Mutual Fund	N/A	13,247
	Delaware Diversified Income Fund Class R	Mutual Fund	N/A	14,207
	Seligman Communications & Info Fund Class R	Mutual Fund	N/A	64,131
	GM MFS Government Securities Fund Class R	Mutual Fund	N/A	103,245
^^,*	GM ML Retirement Preservation Trust	Common Collective Trust	N/A	59,748
	GM BlackRock Basic Value Fund Class R	Mutual Fund	N/A	131,769
	GM BlackRock Mid Cap Value Opportunities R	Mutual Fund	N/A	39,599
	GM BlackRock Value Opportunities R	Mutual Fund	N/A	31,059
	GM American Funds AMCAP Fund R2	Mutual Fund	N/A	102,670
	GM American Funds EuroPacific Growth R2	Mutual Fund	N/A	125,448
	GM BlackRock Total Return Fund	Mutual Fund	N/A	51
	GM Alger Small Cap Inst Portfolio R	Mutual Fund	N/A	19,649
	GM AIM Capital Development Fund Class R	Mutual Fund	N/A	31,640
	GM Delaware Diversified Income Fund Class R	Mutual Fund	N/A	116,728
*	PVF Capital Corp. Stock	Common Stock	N/A	2,397,926
				$ 5,886,571

^^ Stated at contract value

* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank 401(k) Plan

Date: June 19, 2008

By Adeline Novak

Plan Administrator

10882028_1.DOC

Exhibit 23.1 Auditor's Consent

Meaden & Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-97450) pertaining to the **Park View Federal Savings Bank 401(k) Plan** of our report dated May 30, 2008, with respect to the financial statements of the Park View Federal Savings Bank 401(k) Plan included in this Annual Report (Form 11-K) for the year(s) ended December 31, 2007 and 2006.

Meaden + Moore, Ltd.

Meaden & Moore, Ltd

Cleveland, Ohio
June 20, 2008

END

Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
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